UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Community First Bancshares, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

20369M 104

(CUSIP Number)

Ned Quint, Esq.

Luse Gorman, PC

5335 Wisconsin Avenue, N.W.

Suite 780

Washington, D.C. 20015

(202) 274-2000

(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

(Continued on following pages)

Page 1 of 6 Pages

CUSIP NO. 20369M 104	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Community First Bancshares, MHC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR 2(e) ☐ Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 4,070,655
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 4,070,655
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,655
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.0%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 20369M 104	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, $0.01 par value per share (“Common Stock”), of Community First Bancshares, Inc., a Federal corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3175 Highway 278, Covington, Georgia 30014.

Item 2. Identity and Background

This Schedule is filed on behalf of Community First Bancshares, MHC, a federally chartered mutual holding company (the “Company”). The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock. The business address of the Company is 3175 Highway 278, Covington, Georgia 30014.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company (“Insiders”):

Directors and Executive Officers

Name	Occupation
Johnny S. Smith	President and Chief Executive Officer of the Company
Tessa M. Nolan	Senior Vice President and Chief Financial Officer of the Company
Gregory J. Proffitt	Executive Vice President and Chief Operations Officer of the Company
William D. Fortson, Jr.	Chairman of the Board; owner of auto dealerships
Troy B. Brooks	Director; Chief Financial Officer of hospital
Marshall L. Ginn	Director; real estate broker
Bob W. Richardson	Director; retired

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 20369M 104	13D	Page 4 of 6 Pages

(e)	During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer was formed in April 2017 for the purpose of becoming the holding company for Newton Federal Bank (the “Bank”) and the Company was formed in April 2017 for the purpose of becoming the mutual holding company parent of the Issuer and the Bank. On April 27, 2017, pursuant to the Plan of Reorganization from a Mutual Savings Association to a Mutual Holding Company and Stock Issuance Plan, as amended (the “Plan”), 4,070,655 shares of Common Stock of the Issuer were issued to the Company, and 3,467,595 shares of Common Stock of the Issuer were sold for $10.00 per share to depositors of the Bank and the Bank’s Employee Stock Ownership Plan (the “Stock Offering”).

Item 4. Purpose of Transaction

The primary purpose of the Issuer’s Stock Offering was to allow the Issuer and the Bank to grow through expanded operations. In addition, the Stock Offering gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations. Because the Issuer only issued a minority of its common stock for sale in the Stock Offering, the Bank’s mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

While the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP NO. 20369M 104	13D	Page 5 of 6 Pages

In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer’s Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5. Interest in Securities of the Issuer

a. As of April 27, 2017, the Company directly and beneficially owned 4,070,655 shares of the Issuer’s Common Stock, which represented 54.0% of the issued and outstanding shares of Common Stock on such date.

b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c. Other than the issuance to the Company of the shares of Issuer’s Common Stock as of April 27, 2017, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits

None.

CUSIP NO. 20369M 104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

COMMUNITY FIRST BANCSHARES, MHC

Date: May 1, 2017	By:	/s/ Johnny S. Smith
Johnny S. Smith
President and Chief Executive Officer